Exhibit A

Large Mobile Operators Expand their 4G Services throughout North America with Ceragon’s IP-20 Platform
September 9, 2015

Large Mobile Operators Expand 4G Services throughout North America with
Ceragon’s IP-20 Platform

Little Falls, New Jersey, September 9, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today announced that three large North American mobile operators, all existing Ceragon customers, are deploying its IP-20 platform for their separate 4G network expansion and modernization projects.

The growing demand for Ceragon’s IP-20 platform in North America is attributed to its high capacity, high availability, high reliability and backwards compatibility capabilities, providing exceptional performance. These mobile operators chose Ceragon’s IP-20 wireless backhaul solution as it enables them to quickly and efficiently modernize the existing networks to 4G and rapidly expand coverage and capacity. The IP-20 platform allows them to meet increasing network traffic demands with its ability to deliver the highest possible capacity under any condition, while ensuring maximal spectral efficiency. By providing uncompromised reliability and redundancy, Ceragon’s IP-20 platform ensures consistent and reliable network performance, hence enabling all three operators to deliver an excellent, uninterrupted mobile experience to their end users.

The Ceragon offering allows these three long standing Ceragon customers to save significant CAPEX and OPEX as they are able to leverage their legacy Ceragon antennas and radios while performing minimal upgrades to sites. The operators additionally enjoy the IP-20 platform’s backwards compatibility capabilities with legacy Ceragon products installed at remote sites, which significantly reduce implementation times and required site visits, ultimately allowing their network to be up and running quickly with minimal service interruptions. With its compact radios, the IP-20 platform also saves operators site and tower real estate costs. The Ceragon high power IP-20 platform delivers operators a complete wireless backhaul solution that enables them to meet their operational efficiency targets.

“We are extremely pleased to see our North American customers embracing the IP-20 platform in their 4G expansion projects,” said Ira Palti, president and CEO of Ceragon. “We appreciate the long term partnerships we have with our customers, and are to continuously providing them with a truly best of breed portfolio of products that meets their current and future needs.”

Large Mobile Operators Expand their 4G Services throughout North America with Ceragon’s IP-20 Platform
September 9, 2015

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other service providers to deliver 4G/LTE, 3G/2G, and other wireless broadband services to their subscribers with high quality of experience. Our solutions are deployed by public utilities, government and defense organizations for delivering mission critical multimedia and other applications at high reliability and speed. Ceragon’s high-capacity solutions use microwave technology to transfer multimedia, voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple modernization to all-IP networks. As the demand for multimedia services pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com

Large Mobile Operators Expand their 4G Services throughout North America with Ceragon’s IP-20 Platform
September 9, 2015

Safe Harbor

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.